Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Three Months Ended March 31,				Year Ended December 31,
	2003		2002 (1)		2002 (1)		2001 (1)		2000 (1)		1999 (1)		1998 (1)
Earnings:
Income before equity in earnings (loss) of equity investments	$23,004		$17,870		$88,923		$87,510		$108,992		$116,638		$134,616
Fixed charges before preferred distributions	25,079		22,022		89,417		91,305		104,337		91,420		66,612
Distributions from equity investments	6,851		6,683		27,195		26,651		30,294		18,606		10,320
Capitalized interest	—		(160)		(3,057)		(787)		(1,680)		(1,488)		(447)
Adjusted Earnings	$54,934		$46,415		$202,478		$204,679		$241,943		$225,176		$211,101

Fixed Charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$25,079		$21,862		$86,360		$90,518		$102,657		$89,932		$66,165
Capitalized interest	—		160		3,057		787		1,680		1,488		447
Preferred distributions	11,500		4,938		27,625		16,842		—		—		—
Total Fixed Charges	$36,579		$26,960		$117,042		$108,147		$104,337		$91,420		$66,612

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.5	x	1.7	x	1.7	x	1.9	x	2.3	x	2.5	x	3.2	x

(1)   Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.